Filed Pursuant to Rule 433

Registration No. 333-236683

February 8, 2024

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE USD 3,000,000,000 7.625% NOTES DUE MAY 15, 2034

ISSUER:	The Republic of Türkiye

SECURITIES:	7.625% Notes due May 15, 2034

PRICING DATE:	February 8, 2024

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	USD 3,000,000,000

PRICE TO PUBLIC:	98.282%

TOTAL FEES:	USD 2,100,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 2,946,360,000

RE-OFFER YIELD:	7.875%

COUPON:	7.625%

MATURITY DATE:	May 15, 2034

SPREAD TO BENCHMARK US TREASURY:	371.3 bps

BENCHMARK US TREASURY:	UST 4.000% due February 15, 2034

BENCHMARK US TREASURY YIELD:	4.162%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	May 15 and November 15, beginning on May 15, 2024

CUSIP / ISIN:	900123 DK3 / US900123DK30

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Goldman Sachs International, and Morgan Stanley & Co. International plc

SETTLEMENT DATE:	Expected February 15, 2024 (T+5) through the book-entry facilities of The Depository Trust Company

MiFID II/UK MiFIR MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free Banco Bilbao Vizcaya Argentaria, S.A. at +34915374305, Citigroup Global Markets Inc. at +1-800-831-9146, Goldman Sachs International at +1-866-471-2526 or Morgan Stanley & Co. International plc at +1-800-584-6837.

The preliminary prospectus supplement relating to the Notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312524028281/d471065d424b5.htm

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